Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Anaplan, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our capital stock and summarizes certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K, as well as to the applicable provisions of the Delaware General Corporation Law.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 1,775,000,000 shares, all with a par value of $0.0001 per share, of which:

•	1,750,000,000 shares are designated common stock; and

•	25,000,000 shares are designated preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any associated qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Anti-Takeover Provisions

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize our board of directors, subject to the rights of holders of any series of preferred stock, to fill vacant directorships, including newly-created seats. In addition, subject to the rights of holders of any series of preferred stock to elect directors, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder who did not have support from a majority of the board of directors from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors, each of which hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of 66 2⁄3% of our then-outstanding shares of our common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provide that stockholders are not able to take action by written consent, and are only able to take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the holders of common stock, to issue up to 25,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

•

Amendment of Certificate of Incorporation and Bylaws Provisions. Certain amendments to our amended and restated certificate of incorporation require approval by holders of 66 2⁄3% of the voting power of our then-outstanding capital stock entitled to vote. Our amended and restated bylaws provide that the approval of holders of 66 2⁄3% of the voting power of our then-outstanding capital stock entitled to vote is required for stockholders to amend or adopt any provision of our bylaws. This will have the effect of making it more difficult to amend our amended and restated certificate of incorporation or amended and restated bylaws to remove or modify any existing provisions.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions in our certificate of incorporation to be inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is 1-800-736-3001.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “PLAN.”